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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CORRECTIONS CORPORATION OF AMERICA
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
22025Y407
(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard T. McGuire

Marcato Capital Management LLC

235 Pine Street, Suite 1650

San Francisco, California 94104

(415) 796-6350

Copies to:

Julie M. Allen, Esq.

Proskauer Rose LLP

11 Times Square

New York, New York 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Corvex Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	4,990,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	4,990,000
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,990,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)

4.99% based on 100,047,271 shares of common stock, $0.01 par value (the “Shares”), of Corrections Corporation of America (the “Issuer”) outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012

14.	Type of Reporting Person (See Instructions)			PN, IA

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CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Keith Meister
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	4,990,000
		8.	Shared Voting Power	0
		9.	Sole Dispositive Power	4,990,000
		10.	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person			4,990,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			4.99% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			IN, HC

3

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	825,480
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	825,480
11	Aggregate Amount Beneficially Owned by Each Reporting Person			825,480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			0.83% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			PN

4

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	152,106
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	152,106
11	Aggregate Amount Beneficially Owned by Each Reporting Person			152,106
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			0.15% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			PN

5

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato International Master Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	2,588,951
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	2,588,951
11	Aggregate Amount Beneficially Owned by Each Reporting Person			2,588,951
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			2.59% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			OO

6

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marcato Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	3,566,537
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,566,537
11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,566,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			3.56% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			IA

7

CUSIP NO. 22025Y407
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Richard T. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use only
4.	Source of funds (See Instructions)		WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power	0
		8.	Shared Voting Power	3,566,537
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	3,566,537
11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,566,537
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
13.	Percent of Class Represented by Amount in Row (11)			3.56% based on 100,047,271 Shares outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012
14.	Type of Reporting Person (See Instructions)			IN

8

CUSIP No. 22025Y407

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No.3”) amends and supplements the statement on Schedule 13D filed on March 26, 2012 (the “Original 13D”), as amended by Amendment No. 1 filed on May 4, 2012 (“Amendment No. 1”) and Amendment No. 2 filed on May 21, 2012 (“Amendment No. 2” and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Shares”), of Corrections Corporation of America, a Maryland corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 10 Burton Hills Boulevard, Nashville, Tennessee 37215.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule 13D.

As of September 4, 2012, as reflected in this Amendment No. 3 and after giving effect to the Group Termination (as defined below): (i) the Corvex Reporting Persons beneficially owned an aggregate of 4,990,000 Shares (the “Corvex Shares”), representing approximately 4.99% of the outstanding Shares and (ii) the Marcato Reporting Persons beneficially owned an aggregate of 3,566,537 Shares (the “Marcato Shares”), representing approximately 3.56% of the outstanding Shares. See also Item 3 and Item 6.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 4, 2012, the Corvex Funds used working capital to acquire the call options referenced in Item 6. The total purchase price for such call options was $321,543.

The Marcato Funds used working capital to purchase 970,514 additional Shares reported herein. The total purchase price for such Shares was $28,632,112.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

Each of the Reporting Persons has purchased additional Shares based on the belief that the Issuer’s Shares are undervalued.  The Reporting Persons commend the Issuer and its board of directors on the significant progress made toward REIT conversion (“Project REIT’) as reported in the Issuer’s most recent press release and conference call on August 8, 2012 and on recent positive business momentum including the recent Arizona Department of Corrections contract award. The Reporting Persons believe that the board of directors and management of the Issuer are committed to pursuing Project REIT with the goal of achieving REIT status for calendar 2013 and are taking appropriate and timely steps toward achieving this goal. The Reporting Persons believe that completion of Project REIT will enhance value for all of the Issuer’s shareholders by lowering the Issuer’s cost of capital, broadening the shareholder base and allowing the Issuer to more aggressively pursue accretive growth opportunities. In light of the foregoing, the Reporting Persons have terminated their letter agreement (the “Agreement”) entered into on March 26, 2012, thereby ceasing to be a group under the Securities Exchange Act of 1934, as amended (the “Group Termination”).

At the current time, none of the Reporting Persons has any intention to significantly increase or decrease their holdings of the Issuer’s Shares. However, in the ordinary course of each Reporting Person’s respective business, each of them intends to review its investment in the Issuer on a continuing basis and, other than as set forth in this Item 4, may, from time to time, acquire or cause to be acquired additional Shares and/or other equity securities, debt, notes, other securities or derivatives or other instruments that are based on or relate to the value of the Shares or the Issuer (collectively, “Securities”), or dispose or cause to be disposed some or all of their Securities, engage in lending, short-selling or hedging or similar transactions with some or all of their Securities, or may continue to hold the Securities, depending on business, market and industry conditions, its continuing evaluation of the business, financial position, prospects and strategic direction of the Issuer, actions taken by the Issuer’s board, price levels of the Securities, general investment and trading policies of the relevant Reporting Person, other investment opportunities available to such Reporting Person, and other factors, including changing its intention with respect to any or all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, 100,047,271 Shares were outstanding as of August 6, 2012. Based on the foregoing and after giving effect to the Group Termination, as of such date, the Corvex Shares represented approximately 4.99% of the Shares issued and outstanding and the Marcato Shares represented approximately 3.56% of the Shares issued and outstanding.

Corvex, as the investment advisor to the Corvex Funds, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the Corvex Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Corvex Shares.

Marcato Fund I may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 825,480 Shares. Marcato Fund II may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 152,106 Shares. Marcato Master Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 2,588,951 Shares. Marcato, as the general partner of Marcato Fund I and Marcato Fund II and the investment manager of Marcato Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The Corvex Reporting Persons disclaim beneficial ownership of the Marcato Shares, and the Marcato Reporting Persons disclaim beneficial ownership of the Corvex Shares.

(c) Exhibit 99.3, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in the Shares that were effected during the past 60 days by the Reporting Persons for the benefit of the Corvex Funds and the Marcato Funds.

9

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Corvex Shares or the Marcato Shares, except that dividends from, and proceeds from the sale of, (i) the Corvex Shares held by the accounts managed by Corvex may be delivered to such accounts and (ii) the Marcato Shares held by the accounts managed by Marcato may be delivered to such accounts.

(e) On September 4, 2012, after giving effect to the Group Termination, the Corvex Reporting Persons and the Marcato Reporting Persons each ceased to be the beneficial owners of more than 5% of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

In addition, on September 4, 2012, the Corvex Reporting Persons purchased, in the over-the-counter market, American-style call options referencing an aggregate of 30,000 Shares at an exercise price of $23.00 per Share, which expire on August 30, 2013. Also on September 4, 2012, the Corvex Reporting Persons sold, in the over-the counter-market, European-style put options referencing an aggregate of 30,000 Shares at an exercise price of $23.00 per Share, which expire on the earlier of August 30, 2013 or the date on which the corresponding American-style call option described above in this paragraph is exercised.

By execution of this Amendment No. 3, the Reporting Persons have terminated the Agreement effective immediately.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following are filed as exhibits to this Amendment No. 3:

Exhibit 99.1	Joint Filing Agreement dated April 4, 2012 by and among the Reporting Persons*
Exhibit 99.2	Agreement dated as of March 26, 2012 by and between Corvex Management LP and Marcato Capital Management LLC*
Exhibit 99.3	Description of Transactions in the Shares that were Effected during the Past 60 Days

* Previously filed.

10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: September 4, 2012	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
	Name:	Keith Meister
	Title:	Managing Partner

Date: September 4, 2012	KEITH MEISTER

	By:	/s/ Keith Meister

Date: September 4, 2012	MARCATO, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: September 4, 2012	MARCATO II, L.P

	By:	Marcato Capital Management LLC, its General Partner

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: September 4, 2012	MARCATO INTERNATIONAL MASTER FUND LTD.

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Director

Date: September 4, 2012	MARCATO CAPITAL MANAGEMENT LLC

	By:	/s/ Richard T. McGuire
	Name:	Richard T. McGuire
	Title:	Managing Member

Date: September 4, 2012	RICHARD T. MCGUIRE

	By:	/s/ Richard T. McGuire